UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SOUPMAN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

8361199107

(CUSIP Number)

Jeffrey Freedman, 745 Hope Road, Eatontown, New Jersey 07724 (732) 483-4656

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	8361199107	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony SPV II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,335,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,335,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,335,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page2 of 7 Pages

SCHEDULE 13D

CUSIP No.	8361199107	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,335,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,335,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,335,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page3 of 7 Pages

SCHEDULE 13D

CUSIP No.	8361199107	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Freedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 547,000
	8	SHARED VOTING POWER 119,335,964
	9	SOLE DISPOSITIVE POWER 547,000
	10	SHARED DISPOSITIVE POWER 119,335,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,882,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page4 of 7 Pages

Item 1. Security and Issuer Identity and Background

This Amendment No. 7 to that certain Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on July 5, 2016, as amended by Amendment No. 1 thereto dated May 26, 2017, Amendment No. 2 thereto dated June 2, 2017, Amendment No. 3 thereto dated June 7, 2017, Amendment No. 4 thereto dated June 9, 2017, Amendment No. 5 thereto dated June 30, 2017 and Amendment No. 6 thereto dated August 18, 2017 relates to the common stock, $.001 par value per share (the “Common Stock”), of Soupman, Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 1110 South Avenue, Suite 100, Staten Island, New York 10314.

This Amendment No. 7 is being filed to disclose the recent activities set forth in Item 4 (Purpose of Transaction). Only the item in the Schedule 13D amended by this Amendment No. 7 is reported herein.

Item 4. PURPOSE OF TRANSACTION

This Item 4 is being amended to add the following:

On August 21, 2017, WealthColony SPV II, L.P. (the “Limited Partnership”) received a letter from counsel to the Issuer in which counsel advised the Limited Partnership that the Issuer cannot acknowledge the effectiveness of the actions taken by the Limited Partnership to replace the Issuer’s Board of Directors because, among other things, it is unable to verify that the Limited Partnership has received the affirmative vote of a majority of the outstanding shares entitled to vote in order to remove a director.

On August 28, 2017, Gallant Brands, Inc., an affiliate of the Limited Partnership, submitted a bid to acquire substantially all of the assets of the Issuer in accordance with the bidding procedures order entered by the United States Bankruptcy Court in connection with the Issuer’s bankruptcy case. On August 28, 2017, the Limited Partnership was advised that it was a qualified bidder and on that same date, was advised that its bid of $2,050,000 was the best and highest bid submitted in the auction for the Issuer’s assets.

On August 29, 2017, the United States Bankruptcy Court deferred decision with respect to the proposed sale order approving the sale of Issuer’s assets to Gallant. An additional hearing with respect to the sale order is scheduled for September 7, 2017.

On September 6, 2017, the Limited Partnership delivered a letter to Jamieson Karson, Chief Executive Officer of the Issuer, advising that the Limited Partnership has elected to not challenge the Issuer’s position with respect to the effectiveness of the actions taken by the Limited Partnership to replace the Issuer’s Board of Directors and has revoked the consent delivered to the Issuer with its August 13, 2017 letter.

The foregoing description of the September 6, 2017 letter is a summary, is not complete and is qualified in its entirety by reference to the text of the September 6, 2017 letter which is attached to this Schedule 13D as Exhibit 9.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Warrant Agreement, dated December 26, 2014, between the Issuer and WealthColony SPV II, L.P. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein).

2	Consulting Agreement between the Issuer and Mighty Joe Marketing, LLC dated January 2, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein)

3	Joint Filing Agreement, dated June 29, 2016 (filed with the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on July 5, 2016 and incorporated by reference herein).

Page5 of 7 Pages

4.	Letter to Board of Directors dated May 25, 2017 (filed with Amendment No. 1 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on May 26, 2017 and incorporated by reference herein).

5.	Letter to Board of Directors dated June 2, 2017 (filed with Amendment No. 2 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on June 2, 2017 and incorporated by reference herein).

6.	Letter to Jamieson Karson dated June 6, 2017 (filed with Amendment No. 3 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on June 7, 2017 and incorporated by reference herein).

7.	Letter to Jamieson Karson dated June 27, 2017 (filed with Amendment No. 4 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on June 9, 2017 and incorporated by reference herein).

8.	Letter to Jamieson Karson dated August 18, 2017 (filed with Amendment No. 6 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on August 18, 2017).

9.	Letter to Jamieson Karson dated September 6, 2017 (filed herewith).

Page6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 6, 2017

WEALTHCOLONY SPV II, L.P.

By:	WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

/s/ Jeffrey Freedman

Page7 of 7 Pages